UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*
EchoStar Corporation
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
 (Title of Class of Securities)

278768 106
 (CUSIP Number)

 R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
 EchoStar Corporation
 100 Inverness Terrace E.
 Englewood, Colorado 80112
 (303) 706-4000
 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

November 30, 2010
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Charles W. Ergen

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☐

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 28,877,090 VOTING SHARES (1) 396,000 SIXTY DAY SHARES (2)
8. SHARED VOTING POWER 248 OTHER SHARES (3)
9. SOLE DISPOSITIVE POWER 28,877,090 VOTING SHARES (1) 396,000 SIXTY DAY SHARES (2)
10. SHARED DISPOSITIVE POWER 248 OTHER SHARES (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

    29,273,338

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 43.9% (4)

14.	TYPE OF REPORTING PERSON

IN

 (1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 74,130 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 3,705 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen in EchoStar’s 401(k) Employee Savings Plan; (iii) 12,621 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (iv) 28,786,634 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(2)  “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3) “Other Shares” represent (i) 47 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse, Cantey Ergen; and (ii) 201 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen in EchoStar’s 401(k) Employee Savings Plan.

(4) Based on 37,506,259 shares of Class A Common Stock outstanding on November 29, 2010 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 34.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 56.0% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

ITEM 3.                                Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The Ergen Two-Year 2010 SATS GRAT (the “2010 Two-Year GRAT”), the Ergen Three-Year 2010 SATS GRAT (the “2010 Three-Year GRAT”), the Ergen Four-Year 2010 SATS GRAT (the “2010 Four-Year GRAT”), and the Ergen Five-Year 2010 SATS GRAT (the “2010 Five-Year GRAT”, and collectively with the 2010 Two-Year GRAT, the 2010 Three-Year GRAT and the 2010 Four-Year GRAT the “2010 GRATs”) each  acquired beneficial ownership of 2,500,000 shares of Class B Common Stock when Mr. Ergen gifted such shares of Class B Common Stock to each such GRAT on November 30, 2010. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

The Reporting Person may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds of or funds borrowed by the Reporting Person.

ITEM 4.                                Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the fourth quarter of each year, Mr. Ergen receives an annuity amount from the 2009 GRAT under the trust agreement governing the 2009 GRAT, assuming that the 2009 GRAT has not yet expired.  The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the stock on the distribution date and therefore cannot be calculated until the date of distribution.  On November 30, 2010, the 2009 GRAT distributed 6,948,625 shares of Class B Common Stock held by the 2009 GRAT to Mr. Ergen as an annuity payment. Therefore, the 2009 GRAT currently has beneficial ownership of 8,051,375 shares of Class B Common Stock.  The 2009 GRAT will expire in accordance with its terms on November 30, 2011.

As described in Item 3 above, Mr. Ergen gifted 2,500,000 shares of Class B Common Stock to each of the 2010 GRATs on November 30, 2010. Mr. Ergen established the 2010 GRATs for estate planning purposes.  Under the trust agreements establishing the 2010 GRATs,  Mr. William R. Gouger will serve as trustee of each of the 2010 GRATs and will hold sole voting and investment power over the 2,500,000 shares of Class B Common Stock held by each of the 2010 GRATs, except as set forth in Item 6 below. Mr. Ergen receives an annual annuity amount from each of the 2010 GRATs under the trust agreements governing the 2010 GRATs. Members of Mr. Ergen’s family are the beneficiaries of the 2010 GRATs. The 2010 Two-Year GRAT will expire two years from the date of transfer of the shares of Class B Common Stock to the 2010 Two-Year GRAT.  The 2010 Three-Year GRAT will expire three years from the date of transfer of the shares of Class B Common Stock to the 2010 Three-Year GRAT.  The 2010 Four-Year GRAT will expire four years from the date of transfer of the shares of Class B Common Stock to the 2010 Four-Year GRAT.  The 2010 Five-Year GRAT will expire five years from the date of transfer of the shares of Class B Common Stock to the 2010 Five-Year GRAT.

ITEM 5.                                Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)  This filing is for the share holdings of the Reporting Person as of the close of business on November 30, 2010.  See Items 11 and 13 of the cover page to this Amendment No. 5 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person.  The Reporting Person’s beneficial ownership of shares of Class A Common Stock excludes: (A) 8,051,375 Class A Shares issuable upon conversion of Class B Shares currently held by the 2009 GRAT; (B) 2,500,000 Class A Shares issuable upon conversion of Class B Shares currently held by the 2010 Two-Year GRAT; (C) 2,500,000 Class A Shares issuable upon conversion of Class B Shares currently held by the 2010 Three-Year GRAT; (D) 2,500,000 Class A Shares issuable upon conversion of Class B Shares currently held by the 2010 Four-Year GRAT; (E) 2,500,000 Class A Shares issuable upon conversion of Class B Shares currently held by the 2010 Five-Year GRAT; and (F) 849,030 Class A Shares issuable upon conversion of Class B Shares held by certain trusts established by Mr. Ergen for the benefit of his family.

(b)  See Items 7 through 10 of the cover page to this Amendment No. 5 for the number of shares of Class A Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

             (c) The Reporting Person has not effected any transactions in the Class A Common Stock of DISH Network in the last sixty days other than as described herein and in the Reporting Person’s Schedule 13D/A filed on November 10, 2010.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

The trust agreement for the 2009 GRAT and each of the 2010 GRATs contain an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2009 GRATor any of the 2010 GRATs unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of the 2009 GRAT and the 2010 GRATs will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2009 GRAT and each of the 2010 GRATs.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of EchoStar such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2009 GRAT or the 2010 GRATs, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts dated November 30, 2009 and November 30, 2010; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: December 1, 2010	/s/ Charles W. Ergen
Charles W. Ergen

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)